

Investor Presentation

BROWN SHOE COMPANY, INC.

March 2010

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995:

This investor update contains certain forward-looking statements and expectations regarding the Company's future performance and the future performance of its brands. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These include (i) changing consumer demands, which may be influenced by consumers' disposable income, which in turn can be influenced by general economic conditions; (ii) the timing and uncertainty of activities and costs related to the Company's information technology initiatives, including software implementation and business transformation; (iii) potential disruption to the Company's business and operations as it implements its information technology initiatives; (iv) the Company's ability to utilize its new information technology system to successfully execute its business model; (v) intense competition within the footwear industry; (vi) rapidly changing fashion trends and purchasing patterns; (vii) customer concentration and increased consolidation in the retail industry; (viii) political and economic conditions or other threats to continued and uninterrupted flow of inventory from China and Brazil, where the Company relies heavily on third-party manufacturing facilities for a significant amount of its inventory; (ix) the Company's ability to attract and retain licensors and protect its intellectual property; (x) the Company's ability to secure/exit leases on favorable terms; (xi) the Company's ability to maintain relationships with current suppliers; (xii) compliance with applicable laws and standards with respect to lead content in paint and other product safety issues; and (xiii) the Company's ability to successfully execute its international growth strategy. The Company's reports to the Securities and Exchange Commission contain detailed information relating to such factors, including, without limitation, the information under the caption "Risk Factors" in Item 1A of the Company's Annual Report on Form 10-K for the year ended January 31, 2009, which information is incorporated by reference herein and updated by the Company's Quarterly Reports on Form 10-Q. The Company does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.

- March 10, 2010

NOTE: During fiscal 2010, the Company did not issue formal earnings per share guidance for either full-year or quarterly results in its earnings releases and conference calls. However, on March 3, 2010, it did supply a perspective on a number of operating metrics in its press release and conference call. This presentation does not represent an interim change, update, or affirmation of the metrics presented on March 3, 2010.



BROWN SHOE | THE LEADER IN FOOTWEAR



At a glance

- **Powerful Portfolio of Global Brands Consumers Love and Trust**
    - Famous Footwear – leading family branded footwear retailer
    - Naturalizer – one of the world's largest women's brands
    - Dr. Scholl's – iconic global comfort brand
    - Wholesale portfolio of leading fashion brands

- **Diversified, Synergistic Business Model**
    - Multi-channel platform
    - Broad retail portfolio of over 1,400 stores
    - Diversified brand portfolio that spans consumer segments, categories, channels, and geographies
    - Powerful Direct-to-Consumer platform
    - Vertical brands and incubation
    - International growth

- **Trend-right Product Delivered Efficiently Across Channels and Geographies**
    - Global sourcing, design, and distribution expertise
    - More than 600 people in sourcing offices in China
    - Leading-edge design studios and product development capabilities

 DSW

 Famous Footwear

ROSS

 ★macy's

JCPenney

SHOE CARNIVAL

SHOEbuy.com

Sears

KOHL'S

T·J·maxx

shoes.com

Payless SHOESOURCE

TARGET

NeimanMarcus

Walmart

BON·TON

bloomingdale's

NORDSTROM

Zappos.com

Our Partners

ETIENNE AIGNER.

VIA SPIGA.


Buster Brown & Co.

Famous Footwear

natural Soul
by naturalizer

Life Stride

FRANCO SARTO.

Sam Edelman.

naturalizer

NICKELS


Dr Scholl's

FERGALICIOUS
BY FERGIE

Fergie

VERA WANG
LAVENDER

Zodiac
USA

Natural Sport.


T·H·E
Dr Scholl's
ORIGINAL


HOT KISS

CARLOS
BY CARLOS SANTANA

Our Brands











Powerful Brands &







naturalizer




FRANCO SARTO®




POWERWalk by Natural Sport.

Dr Scholl's
FITNESS WALKERS

Trend-Right Product

 asics

PUMA

Clarks.

ryka

Life Stride

Lugz

SKECHERS

naturalizer

AEROSOLES.

 ROCKET DOG

adidas

TOMMY HILFIGER

saucony

ROXY

BEARPAW

DOCKERS

STEVE MADDEN

Timberland

Dr Scholl's

DC

Reebok

Famous Footwear

CONVERSE

 REPORT

BusterBrown

Dr. AirWair Martens

KENNETH COLE

TEVA

 (Nike)

Keds

Blowfish MALIBU

new balance

FRANCO SARTO

K-SWISS

FERGALICIOUS BY FERGIE

 ROCKPORT

VANS

b·ø·c Born Concept

Columbia

BIRKENSTOCK Made in Germany · Tradition seit 1774



- **Great Brands, Great Value**
  - Leading family branded footwear retailer with over 1,100 stores in all 50 states
  - More than 80 top fashion and athletic footwear brands including Nike, Skechers, New Balance, DC, adidas, Converse, Dr. Scholl's, Reebok, Steve Madden, Puma, Naturalizer, and LifeStride

- **Strong Recent Performance**
  - Same-store sales increased 9.0% in Q409, following a strong 4.7% gain in Q309, driven by on-trend product, enhanced store and online environments, and impactful consumer engagement

- **"Make Today Famous" Campaign**
  - Inspiring a woman's walk through life. Overarching brand communications platform, highlighting great brands, value, and the consumer shoe shopping experience
  - 360 degree consumer communications: In-store, national TV, radio, print, viral marketing, social networking
  - Increasing media presence in Spring '10 with additional mass-reach elements and digital outreach

- **Leading the Charge in Toning Category**
  - Strong connection with Famous Footwear consumer and longstanding partnerships with leading toning brands
  - Mind, Body, Sole Tour launched in Spring '10. Fits toning into the context of the Famous Footwear brand and enhances in-store presentation. Partnering with Ali Vincent, winner of The Biggest Loser, as "Famous Ambassador"



















- **Global brand with distribution in 45 countries**
    - Approximately $500 million in sales at retail around the world
    - Top 4 women's fashion brand across domestic channels*

- **Lifestyle Brand**
    - Delivering a strong value proposition for consumers with comfort, style, and quality…Work, Play, Everyday
    - Strong consumer response to evolution of N5 comfort technology system
    - Global design studio

- **Multi-Channel**
    - Approximately 250 branded specialty stores in North America
    - Strong second-half 2009 performance in Naturalizer stores, with mid-single digit same-store sales increase, and double digit growth at Naturalizer.com

- **Growing Naturalizer Brand Family**
    - New premium comfort, eco-friendly brand, Naya, will be distributed in select better department stores, dot-com's, and independents in Spring 2010

*FY09 according to NPD's POS Retail Tracking Service



Paramus, NJ



Tokyo, Japan

International





naturalizer
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Multi-channel Platform







- **Iconic Global Brand**
  - Striving to deliver the most comfortable shoes in the world
  - Connecting to a wide range of consumer lifestyles across multiple channels and price points -- healthy living, career, sport, fashion

- **Delivering the Promise of the Dr. Scholl's Brand**
  - Unique, proprietary comfort technology and design
  - Leveraging consumer and product learnings across categories to drive quality, comfort, foot health, and value
  - Strong value proposition in health and wellness category
  - Strengthening partnership with Walmart – rolling-out Dr. Scholl's focus shops and branded presentations in approximately 3,000 Walmart stores

Famous Footwear

naturalizer

Dr.Scholl's

VIA SPIGA

VERA WANG LAVENDER

Sam Edelman

FRANCO SARTO

Fergie

FERGALICIOUS BY FERGIE

ETIENNE AIGNER

CARLOS

THE ORIGINAL Dr.Scholl's

shoes.com

LifeStride

NICKELS

Buster Brown



Current Initiatives

- **Enhancing Retail Productivity**
    - Improving store-level economics through greater conversion and increased transaction value
    - Increasing productivity of real estate portfolio
    - Leveraging strong multi-channel platform to reach consumers across shopping occasions

- **Driving Wholesale Growth**
    - Enhancing product innovation and trend-right product styling
    - Growth of Naturalizer, Dr. Scholl's, and contemporary fashion
    - International expansion

- **Sharpening Focus and Increasing Investment in Marketing**
    - Investing in and growing the core – Famous Footwear, Naturalizer, Dr. Scholl's
    - Evolution of "Make Today Famous"
    - Expansion of direct media across portfolio – more intimate dialogue with consumers
    - Embracing new consumers, trends, and media

- **Doubling Earnings in Next 12 to 15 Months**
    - Driving efficiencies from recent infrastructure investments
    - Balancing earnings and investments for growth



Appendix

Outlook:

The Company has provided perspective on certain operating and balance sheet metrics to enhance transparency and provide insight into management expectations. The below metrics were provided on March 3, 2010 and this should not be considered an interim change, update, or affirmation of these metrics. All following metrics are for the full year 2010 unless otherwise noted.

Consolidated Net Sales:	Expected to grow in the mid-single digit range for the full year 2010 and in the low-single digits in the first quarter
Famous Footwear**:**	Same-store sales for the full year 2010 are expected to grow in the low- to mid-single digit range with first quarter same-store sales expected to increase in the high-single digit range. Expected to open 25 new stores during the year while closing 50 stores
Wholesale:	Net sales are expected to grow in the high-single to low-double digit range for the full year with flat to low-single digit growth in the first quarter
Selling and Administrative Expenses:	37.5% to 38.0% of net sales, excludes approximately $7.0 to $7.5 million in expense for IT initiatives
Depreciation & Amortization*:	$51 to $53 million
Interest Expense, Net:	$21 to $22 million
Taxes:	Rate of 33% to 34%
Capital Expenditures**:	$60 to $65 million, primarily related to information technology initiatives, new stores and remodels, and general infrastructure

*Excludes amortization of debt issuance costs

**Includes purchases of property and equipment and capitalized software

Review of Brown Shoe Results

(all $'s in millions except EPS)	52 Weeks Ended January 30, 2010	52 Weeks Ended January 31, 2009	% Chg.
Net Sales	$2,242.0	$2,276.4	-1.5%
Net Earnings (Loss)*			
GAAP	$9.5	($133.2)	++
Adjusted**	$17.0	$19.5	-13.0%
EPS*			
GAAP	$0.22	($3.21)	++
Adjusted**	$0.40	$0.47	-14.9%
Gross Margin	40.3%	38.8%	
Adjusted EBITDA**	$94.5	$85.2	
Debt/Cap**	37.3%	39.5%	
Net Cash Provided By Operating Activites	$118.1	$34.3	243.9%

*Net earnings (loss) attributable to Brown Shoe Company, Inc. (hereafter "Net Earnings (Loss)") and diluted earnings (loss) per common share attributable to Brown Shoe Company, Inc. shareholders (hereafter "Earnings (Loss) Per Diluted Share")
**See following pages for reconciliation

Reconciliation of GAAP to Adjusted (Non-GAAP) Earnings

(Millions, except per share data)	2009			2008		
	Operating Earnings	Net Earnings Attributable to Brown Shoe Company, Inc.	Diluted Earnings Per Share	Operating (Loss) Earnings	Net (Loss) Earnings Attributable to Brown Shoe Company, Inc.	Diluted (Loss) Earnings Per Share
GAAP earnings (loss)	$31.5	$9.5	$0.22	($173.3)	($133.2)	($3.21)
Charges / Other Items:						
Impairment of goodwill and intangible assets	-	-	-	149.2	119.2	2.87
Expense and capital containment initiatives	-	-	-	30.9	19.1	0.46
Headquarters consolidation	(1.9)	(1.1)	(0.03)	29.8	18.2	0.44
IT initiatives	9.2	5.8	0.14	3.7	2.4	0.06
Insurance recoveries, net	-	-	-	(10.2)	(6.2)	(0.15)
Organizational changes	4.6	2.8	0.07	-	-	-
Total charges / other items	11.9	7.5	0.18	203.4	152.7	3.68
Adjusted earnings (loss)	$43.4	$17.0	$0.40	$30.1	$19.5	$0.47

Non-GAAP Financial Measures
In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP) and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings (loss) and earnings (loss) per diluted share adjusted to exclude certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help identify underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that may not be indicative of the Company's core operating results. These measures should not be considered a substitute for or superior to GAAP results.

Reconciliation of Operating Earnings (Loss) to Adjusted EBITDA
(Millions of dollars)

	52 Weeks Ended January 30, 2010	52 Weeks Ended January 31, 2009
Operating Earnings (Loss)	$31.5	($173.3)
Special Charges*	11.9	203.6
Adjusted Earnings Before Interest and Taxes (EBIT)	43.4	30.3
Depreciation & Amortization**	51.1	54.9
Adjusted EBITDA	$94.5	$85.2

* Includes impairment of goodwill and intangible assets, net restructuring and other special charges, and equity in net loss of nonconsolidated affiliate

** Excludes amortization of debt issuance costs

Non-GAAP Financial Measures
In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP) and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings (loss) and earnings (loss) per diluted share adjusted to exclude certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help identify underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that may not be indicative of the Company's core operating results. These measures should not be considered a substitute for or superior to GAAP results.

Debt to Capital Ratio

(Dollars in millions)

	January 30, 2010	January 31, 2009
Total Debt Obligations*	$244.5	$262.5
Total Equity	$411.2	$402.2
Total Capital	$655.7	$664.7
Debt to Capital Ratio**	37.3%	39.5%

*   Includes long-term debt and borrowings under revolving credit agreement

**   Total Debt Obligations divided by Total Capital

